September 10, 2024

Kouji Eguchi
Chief Executive Officer
Medirom Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

       Re: Medirom Healthcare Technologies Inc.
           Registration Statement on Form F-1
           Filed August 23, 2024
           File No. 333-281771
Dear Kouji Eguchi:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 23, 2024
Planned Acquisition of JGMC, page 60

1. We note your disclosure stating that, on June 30, 2024, you entered into a share transfer agreement to acquire 70.0% of the shares Japan Gene Medicine Corporation
(JGMC).
       Please tell us your consideration of including financial statements of JGMC, according to the guidance in Rule 3-05 of Regulation S-X, and pro forma financial statements, according to the guidance in Article 11 of Regulation S-X, in your filing.
 September 10, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services